UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 17, 2007
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                     .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name Stuart MacKenzie
Title: Group Secretary & General Counsel

Date: April 17, 2007

(Quarterly report for the three months ended 31 March 2007. All dollar figures refer to US dollars.)
Group Highlights
•	Gold production for the quarter was 193,300 oz, which is the second highest production quarter in the history of the company, following the record 226,000 oz production in Q4 2006

•	Average spot gold price received of $653/oz in the quarter, compared with $620/oz in Q4 2006

•	Aggregate total cash costs held to $56 million in the quarter, up just 2.9% from the preceding December quarter

•	Completed merger with Ballarat Goldfields NL.
Operational Highlights
Lihir Island operations
•	Material movements of 14.9 million tonnes

•	Mill throughput of 1.1 million tonnes

•	Gold grade of 6.08 g/tonne

•	Commenced commissioning of geothermal power station expansion in February

•	Commenced commissioning of flotation expansion in March.
Ballarat Gold operations
•	Underground development of 894 metres for the quarter

•	Development remains in line with revised schedule.
Outlook
•	Production in 2007 to increase to approximately 800,000 — 830,000 oz

•	First half production increased to approximately 375,000 — 400,000 oz. Scheduled plant maintenance deferred to second half

•	Flotation plant to complete commissioning over Q2

•	Total cash costs per ounce for the remaining nine months of the year to average in the mid US$200s.
First Quarter Production Report for the three months ended 31 March 2007     Page 1 of 8

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
MANAGING DIRECTOR’S REVIEW
The first quarter of 2007 saw further significant progress in the growth and development of Lihir Gold Ltd (LGL)
A number of important landmarks were achieved in the quarter.
•	The merger with Ballarat Goldfields NL was completed in March, after Ballarat shareholders voted overwhelmingly in favour of the Scheme of Arrangement at a meeting of shareholders in February.

Integration of the two companies is now proceeding where appropriate, to bring systems, procedures and policies into line.

Approximately 112 million new LGL shares were issued to former Ballarat shareholders in exchange for their shares, taking the total LGL shares on issue to almost 1.4 billion, and lifting the market capitalisation of the company to approximately A$4.5 billion.

•	Commissioning of the Lihir Island geothermal power plant expansion commenced in February. The power plant has been expanded from 30MW capacity to 50MW capacity through the addition of two turbines, taking total geothermal power capacity at Lihir to 56MW, including the smaller 6MW power station.

The availability of geothermal power at Lihir Island continues to be a major differentiating factor for LGL, with reduced consumption of heavy fuel oil saving the company some $25 million in 2006. The expansion of the power station will lift savings to approximately $40 million in the current year, compared to the cost of generating power using diesel fired generators.

•	Commissioning of the Lihir Island flotation plant commenced in late March. The flotation circuit will lead to an increase in gold production in the current year to between 800,000 — 830,000 ounces, by providing a high grade concentrate to blend with direct feed ore to the autoclaves. The flotation plant also will allow processing of a greater range of ores, increasing the flexibility of the operation. Commissioning of the flotation circuit will continue over the second quarter, reaching full production by the end of June.

•	Work commenced on the feasibility study to expand production capacity at Lihir Island to more than 1 million ounces per year. The study is expected to be completed early in 2008.
Production Overview
Lihir Island Operations
Gold production for the quarter was 193,302 ounces, which was the second highest quarterly production on record. The strong result reflected continued good performance in both the mine and the process plant. Mining material movements were on track to achieve a record of more than 60 million tonnes in the full year, reflecting the ongoing benefits of recent improvements in equipment availability and improved work practices. In the process plant, throughput remains well above budget at 1.1 million tonnes in a quarter that had significant planned maintenance activities. Gold grade was slightly below expectations.
First Quarter Production Report for the three months ended 31 March 2007     Page 2 of 8

Ballarat Gold Operations
In Ballarat, progress on mine development continued in line with plan, with 894 metres of development completed during the quarter. The development included work on the ventilation system, with a 185 metre raise bore hole successfully completed.
Diamond drilling during the quarter continued to support the geological model with visible gold identified in shallow structures near the Woah Hawp decline and in deeper structures closer to the Blue Whale Fault.
Financial Overview
Operating revenues for the quarter totalled $96 million, which was down from $112 million in the previous December quarter, due primarily to lower gold sales.
The average spot gold price received for the quarter increased to $653/oz, compared with $620/oz in the fourth quarter of 2006. A total of 189,000 ounces were sold in the quarter, compared with 218,000 ounces in the fourth quarter of 2006. Sales included 66,500 ounces delivered into hedge contracts at an average price of $321/oz.
Compared with the prior quarter, aggregate total cash costs increased by just 2.9% to $56 million, which is a good outcome given cost pressures in the industry. On a unit cost basis, total cash costs were $290/oz for the quarter, compared with $241/oz in the fourth quarter of 2006, due primarily to the lower production in the three months to March, and the strengthening of the Australian dollar versus the US dollar.
Outlook
The company remains on track to achieve full year production of 800,000 — 830,000 ounces. First half production should be around 375,000 — 400,000 ounces, which is up from earlier estimates, after improvements to maintenance practices enabled a deferral of scheduled plant maintenance from the second quarter into the second half.
Unit costs are expected to decline during the remainder of the year, assisted by increased production rates and the benefits of expanded geothermal power. For the remaining nine months of the year, we expect total cash costs will average in the mid $200s per ounce.
The ongoing transformation of the company is continuing to gather momentum and I look forward to reporting a solid increase in operating cashflows at the first half results.

Arthur Hood
Managing Director

First Quarter Production Report for the three months ended 31 March 2007     Page 3 of 8

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
OPERATIONS REVIEW — Production Overview
Lihir Island

					Change	Change
		First	Fouth	First	Q1 2007	Q1 2007
		Quarter	Quarter	Quarter	From	From
		2007	2006	2006	Q4 2006	Q1 2006

Mine - High grade ore mined	kt	1,430	2,183	506	-34%	+183%
Economic grade ore mined	kt	1,522	1,795	580	-15%	+162%
Material moved	kt	14,907	16,369	12,835	-9%	+16%
Mining costs per tonne moved	$/t	1.97	1.88	1.80	+5%	+9%
Processing — Ore milled	kt	1,081	1,292	982	-16%	+10%
Grade	g Au/t	6.08	5.92	6.31	+3%	-4%
Recovery	%	90.2	90.4	90.4	—	—
Gold poured	oz	193,302	226,296	184,163	-15%	+5%
(i) Mining
Material movements in the quarter totalled 14.9 million tonnes, which was in line with budget and demonstrated the ongoing effectiveness of a range of improvements in the mining operation over the past year. Tonnages were lower than the final quarter of 2006, affected by longer haul distances in the three months to March.
The focus of mining activity was on the continued development of the Lienetz pit, which is the main source of ore through to 2012. Phase Seven advanced steadily during the quarter, providing the bulk of high grade ore for the mill. Waste stripping operations continued in the next development area, Phase Six, which will be the source of high grade ore in the second half of the year.
New dewatering pumps have resolved drainage issues in the base of the pit which delayed production last year, and geothermal controls have proven very effective in maintaining high safety standards.
Truck availabilities, which improved significantly in the second half of last year, were maintained in the quarter, confirming the benefits of improved maintenance activities and adequate manning.
Major geothermal and dewatering drilling programs commenced in the quarter, with drilling of the first of seven geothermal steam wells. Ten dewatering holes are planned for the remainder of the year along with an extensive geothermal exploration program.
(ii) Processing
Processing performance continued to be strong. Ore milled in the quarter was 1.1 million tonnes, which was 5% above budget, reflecting the benefits of improvements being implemented across the plant addressing bottlenecks and improving reliability. Processing also benefited from favourable ore characteristics early in the quarter. The strong outcome was despite one planned autoclave shutdown in January, for nine days, as well as a mill reline and crusher rebuild in the quarter.
Gold grade to the mill for the quarter was at 6.08 grams per tonne, which was less than plan.
Autoclave operating time remained close to record levels, and autoclave throughput rates were well above budget at 194 tonnes per operating hour, with grinding being the primary restriction this quarter. Recovery rates remained high at 90.2% in the quarter, despite the increased throughput rates and lower grades.
First Quarter Production Report for the three months ended 31 March 2007     Page 4 of 8

Ballarat Gold Development

	Mar Qtr 06	Jun Qtr 06	Sept Qtr 06	Dec Qtr 06	Mar Qtr 07

U/G Development (m)	584	691	976	989	894
Ore Tonnes	6,519	3,993	4,100	7,345	7,800

Ballarat Goldfields — Decline Advance Summary
	Woah Hawp Decline		Sulieman Decline		Prince Decline
	(m, depth below surface)		(m, depth below surface)		(m, depth below surface)
	Planned	Actual	Planned	Actual	Planned	Actual

Mar-07	378	379	363	357	375	368
Ballarat Gold
In Ballarat, underground mine development continued in line with plan with 894 metres completed during the quarter for a total of more than 6 kilometres since underground development was recommenced in November 2004.
Ore definition drilling was completed on the 218 Woah Hawp ore block with trial mining expected during the June quarter after stope design is completed.
Approximately 7,800 tonnes of underground material from the ore drive was processed and 950 tonnes of surface material from Ballarat South was test treated through the plant following up on the scrubbing test work conducted last year. The high clay content of this material made treatment difficult and confirmed previous assumptions that scrubbing of the material before treating is preferable.
Fabrication of the stage two leaching circuit is progressing with the Inline Leach Reactor module delivered to site.
GOLD REVENUE
Revenue for the quarter was $96.4 million, compared with $112.2 million in the prior December quarter, with the impact of lower production partially offset by higher spot gold prices.
The average spot gold price increased from $620/oz in the fourth quarter of 2006 to $653/oz in the quarter under review.
During the quarter, 188,621 ounces were sold at an average cash price of $537/oz. This includes 122,121 ounces at an average spot price of $653/oz and 66,500 ounces delivered into hedges at an average of $321/oz.
After taking into account deferred hedge accounting impacts, total revenue per ounce in the first quarter was at $509, compared with $512 in the fourth quarter of 2006.
First Quarter Production Report for the three months ended 31 March 2007     Page 5 of 8

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

All hedges are US dollar denominated	First	Fourth	First
	Quarter	Quarter	Quarter	2006
	2007	2006	2006	Year
	($/oz)	($/oz)	($/oz)	($/oz)

Average spot price	653	620	560	596

Cash sales	537	524	524	510
Deferred hedging gains / losses*	(28)	(12)	(24)	(29)

Total	509	512	500	481

*	Non-cash item relating to rolled out hedge contracts plus fair value gains and losses on all contracts.
HEDGING AND GOLD LOAN
The hedge book and gold loan commitment profile at 31 March is shown in the following table:
Hedging and Gold Loan Position at 31 March 2007

	Forwards		Put Options		Call Options		Gold Repayment
	Ounces	Price	Ounces	Price	Ounces	Price	Ounces

2007	67,500	$332.16	57,000	$315.00	57,000	$307.00	60,000
2008	145,000	$327.12	0	$0.00	0	$0.00	100,000
2009	240,000	$371.67	0	$0.00	0	$0.00	130,000
2010	240,000	$371.67	0	$0.00	0	$0.00	100,000
2011	120,000	$371.67	13,000	$375.00	13,000	$375.00	90,000
2012	0	$0.00	26,000	$375.00	26,000	$375.00	0
2013	0	$0.00	26,000	$375.00	26,000	$375.00	0

	812,500	$344.43	122,000	$346.97	122,000	$343.23	480,000

At the end of the quarter, the mark-to-market value of the hedge book was negative $327.3 million.
EXPENSES
Mining costs in the first three months were anticipated to be higher than the expected mining costs for the full year, due to longer planned haul distances in the quarter, which led to lower tonnages and higher diesel consumption. Mining costs for the quarter were $1.97 per tonne, compared with $1.88 in the final quarter of last year. Rising costs in mobile maintenance, and higher than expected prices for diesel and tyres also contributed to the higher mining costs. Mining costs are expected to reduce during the remainder of the year as haul distances are reduced.
Power generation costs were higher than expected in the quarter due to the failure of a rotor in the 30MW power station. This led to increased consumption of heavy fuel oil.
First Quarter Production Report for the three months ended 31 March 2007     Page 6 of 8

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Adverse exchange rate movements also led to higher expenses in the quarter. The cost base of the operation is denominated approximately 25% in Kina, 30% in Australian dollars and the remainder in $US. The decline in the US dollar against the Australian dollar and the Kina meant that operating expenses were around $3 million above plan.
The combination of these factors meant that aggregate total cash costs increased by 2.9% to $56 million in the quarter, from $54.4 million in the prior December quarter.
FINANCIAL DATA (QUARTERLY)

					Change	Change
		First	Fourth	First	Q1 2007	Q1 2007
		Quarter	Quarter	Quarter	From	From
		2007	2006	2006	Q4 2006	Q1 2006

Revenue — Gold sold	OZ	188,621	218,423	201,676	-14%	-6%
Price — cash	$/oz	537	524	524	+2%	+2%
Price — cash & non-cash*	$/oz	509	512	500	-1%	+2%
Costs — Gross cash cost	$/oz	373	316	340	+18%	+10%
Deferred mining costs	$/oz	(61)	(9)	(97)	—	—
Inventory transfers — cash	$/oz	(22)	(66)	33	—	—
Total cash costs	$/oz	290	241	276	+20%	+5%
Depreciation & amortisation	$/oz	54	56	52	—	—
Inventory transfers — non-cash	$/oz	(13)	(15)	(5)	—	—
Total production costs	$/oz	331	282	323	+17%	+2%

*	Non-cash item includes fair value gains and losses on all contracts.
First Quarter Production Report for the three months ended 31 March 2007     Page 7 of 8

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
FURTHER INFORMATION
Contact for investor information:
Joe Dowling
GM Corporate Affairs
Mobile: +61 421 587 755
Email: joe.dowling@lihir.com.pg
Web site: www.lihir.com.pg
Shareholder enquiries:
Queries related to share registry matters should be directed to:
Computershare Investor Services
Level 19, 307 Queen Street
Brisbane, Queensland 4000
Tel: 1300 552 270 or +61 7 3237 2100
Fax: +61 7 3237 2152
Web site: www.computershare.com
Email: rachel.sakurai@computershare.com.au
ADR depository:
The Bank of New York
Depositary Receipts Divison
101 Barclay St, 22nd Floor
New York, New York 10286 USA
Tel: +1 212 815 3700
Fax: +1 212 571 3050
Web site: www.adrbny.com
Principal office:
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
Corporate office:
Level 9, AAMI Building
500 Queen Street
Brisbane, Queensland 4000
Stock exchange listings:
Australian Stock Exchange (LHG)
NASDAQ National Market (LIHR)
Port Moresby Stock Exchange (LHG)
Issued capital
The current ordinary issued capital of the company is 1,396,182,212 ordinary shares, 161,527,405 B class shares, and 176,071 Restricted Executive shares
Directors
Ross Garnaut — Chairman
Arthur Hood — Managing Director
Geoff Loudon
Peter Cassidy
Winifred Kamit
Bruce Brook
Alister Maitland
Mike Etheridge
Stuart MacKenzie — Group Secretary
Forward Looking Statements
This release contains certain forward-looking statements, which may include statements regarding (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, and (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir, which may cause actual results to differ materially from those contained in this announcement. Lihir can give no assurances that the estimates, profiles, capital and plans will not materially differ from the statements contained in this release.
First Quarter Production Report for the three months ended 31 March 2007     Page 8 of 8